SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
April, 2005	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F X                                     Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________                             No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

Total Number of pages is 4

NEWS RELEASE

Birch Mountain Adopts New Shareholders Rights Plan

CALGARY, April 01, 2005 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or "the Company") announces that its Board of Directors has adopted a new Shareholders Rights Plan (the "Plan") similar to its existing shareholders rights plan that is set to expire. The objectives of the Plan are to ensure that, to the extent possible, in the context of a bid for control of the Corporation through an acquisition of outstanding common shares, shareholders will be treated equally and fairly and will be positioned to receive full value for their shares.

One right will be issued by the Corporation for each common share outstanding at the close of business on May 17, 2005 (the "Record Time"), being the expiration date of the current shareholders rights plan, and one right will be issued for each common share issued thereafter. Initially, the rights are not exercisable and the certificates representing the common shares also represent the rights and the rights will be transferred with the associated common shares.

The Plan is initially not dilutive and, until the rights separate from the underlying common shares and become exercisable or until the exercise of the rights, is not expected to have any effect on the trading of common shares of the Corporation or reported earnings and cash flow per share on a fully diluted or non-diluted basis.

If a person, or a group acting in concert, acquires (other than pursuant to an exemption available under the Plan) beneficial ownership of 20% or more of the common shares, rights (other than those held by such acquiring person which will become void) will separate from the common shares and permit the holder thereof to purchase common shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of outstanding common shares as of the Record Time is exempt from the dilutive effects of the Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Plan). At any time prior to the rights becoming exercisable, the Board of Directors may waive the operation of the Plan with respect to certain events before they occur.

The Plan has been conditionally accepted by the TSX Venture Exchange, subject to shareholder approval. If the Plan is not confirmed by shareholders, the Plan will terminate and the rights will not be issued. The Plan will be considered by shareholders at the annual and special meeting of shareholders on May 12, 2005. Further information regarding the Plan is contained in the Corporation's management information circular filed and available at www.sedar.com and www.sec.gov.

Based in Calgary, Birch Mountain is developing the industrial mineral and precious metal potential of our Athabasca mineral property in northeastern Alberta. Our industrial minerals division expects to initiate sales of high quality limestone aggregate in 2005 and quicklime and related products in 2008. Quicklime and aggregate are essential products for construction and operation of the oil sands industry. Birch Mountain will play a key role in providing a local supply of these industrial minerals to the Athabasca region. A secondary program is our research to advance our ability to accurately and reproducibly measure precious metal concentrations in rocks and other materials from our Athabasca holdings.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Birch Mountain Resources Ltd. Douglas Rowe, President & CEO or Don Dabbs, Senior Vice President Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com	Equity Communications, LLC Steve Chizzik, Regional Vice President Tel 973.912.0980 Fax 973.912.0973

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

April 4, 2005

BIRCH MOUNTAIN RESOURCES LTD.

/s/ Douglas J. Rowe
DOUGLAS J. ROWE
President and Chief Executive Officer